FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT

This Fee Waiver Agreement (the “Agreement”) is made as of the 29th day of April 2013 between The Needham Funds, Inc., a Maryland corporation (the “Fund”), on behalf of Needham Aggressive Growth Fund, Needham Growth Fund, and Needham Small Cap Growth Fund (each, a “Portfolio”), and Needham Investment Management L.L.C., a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has entered into a Restated Investment Advisory Agreement with the Fund, dated October 21, 2004 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Portfolio, and for which it is compensated based on the average daily net assets of the Portfolio; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to have the Adviser waive a portion of its fee due under the Advisory Agreement, and/or to otherwise bear Portfolio expenses, as set forth below.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver/Expense Reimbursement by the Adviser.  For the 12-month period ended April 30, 2014, if the aggregate direct expenses of a Portfolio, exclusive of taxes, interest, brokerage, dividends on short positions, fees and expenses of “acquired funds” (as defined in Form N-1A) and extraordinary items, and excluding shareholder redemption fees but including the management fee stated in the Advisory Agreement, exceed 1.95% of a Portfolio’s average daily net assets, the Fund, on behalf of the Portfolio, may deduct from the payments to be made to the Adviser under the Advisory Agreement, or the Adviser will bear, such excess expense.

2.
Reimbursement of Fees and Expenses.  The Adviser has a right to receive from each Portfolio reimbursement for fee waivers and/or expense reimbursements made pursuant to this Agreement for a period of up to 36 months (the “Reimbursable Period”) from the time of any waiver or reimbursement made pursuant to Section 1 hereof, provided that after giving effect to such reimbursement Total Annual Fund Operating Expenses (as used in Form N-1A) (exclusive of taxes, interest, brokerage, dividends on short positions, fees and expenses of “acquired funds” (as defined in Form N-1A) and extraordinary items, and excluding shareholder redemption fees but including the management fee stated in the Advisory Agreement) do not exceed 1.95% of the Portfolio’s average daily net assets during each 12-month period ended April 30 in the Reimbursable Period.

3.
Amendment; Assignment.  No amendment of this Agreement shall be made without the consent of both parties.  No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

4.
Duration and Termination.  This Agreement shall supersede that certain Fee Waiver Agreement by and between The Needham Funds, Inc. and the Adviser dated as of April 24, 2012.  This Agreement, except Section 2 hereof, shall automatically terminate at the close of business on April 30, 2014.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

THE NEEDHAM FUNDS, INC.	NEEDHAM INVESTMENT MANAGEMENT L.L.C
By: /s/ James W. Giangrasso	By: /s/ James W. Giangrasso
Name: James W. Giangrasso	Name: James W. Giangrasso
Title: Secretary and Treasurer, Chief Financial Officer	Title: Chief Financial Officer